================================================================================
                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                              -------------------
                                 SCHEDULE 13D/A

                                 (RULE 13D-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(A) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)

                                 SCHEDULE 13D/A

                  UNDER THE SECURITIES AND EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 17)*

                              -------------------
                              ISTAR FINANCIAL INC.
                                (Name of Issuer)

                         COMMON STOCK, PAR VALUE $0.001
                         (Title of Class of Securities)

                                   85569R 104
                                 (CUSIP Number)
                              -------------------
                                JEROME C. SILVEY
                         STARWOOD CAPITAL GROUP, L.L.C.

                              591 WEST PUTNAM AVE.
                               GREENWICH, CT 06830

                            TELEPHONE: (203) 422-7000

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)
                              -------------------
                                    Copy to:

                            CARMEN J. ROMANO, ESQUIRE
                                     DECHERT

                            4000 BELL ATLANTIC TOWER
                                1717 ARCH STREET

                             PHILADELPHIA, PA 19103
                            TELEPHONE: (215) 994-4000

                                  MAY 16, 2003

                              -------------------
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

            Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

            *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

================================================================================

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CUSIP NO. 85569R 104                  13D

--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          SOFI-IV SMT Holdings, L.L.C.

--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (See Instructions)                                          (a)    [X]
                                                                      (b)    [ ]

--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS (See Instructions)

          N/A

--------------------------------------------------------------------------------
5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) OR 2(e)                                               [ ]

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

 NUMBERS OF             4,200,000 (See Item 5)
   SHARES
BENEFICIALLY      --------------------------------------------------------------
  OWNED BY        8     SHARED VOTING POWER
    EACH
  REPORTING             0
PERSON WITH
                  --------------------------------------------------------------
                  9     SOLE DISPOSITIVE POWER

                        4,200,000 (See Item 5)

                  --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        0

--------------------------------------------------------------------------------

11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  4,200,000 (See Item 5)

--------------------------------------------------------------------------------

12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES (See Instructions)                                  [ ]

--------------------------------------------------------------------------------

13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  4.2% (See Item 5)

--------------------------------------------------------------------------------

14                TYPE OF REPORTING PERSON (See Instructions)

                  OO

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

CUSIP NO. 85569R 104                  13D
--------------------------------------------------------------------------------

1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Starwood Opportunity Fund IV, L.P.

--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (See Instructions)                                          (a)    [X]
                                                                      (b)    [ ]

--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS (See Instructions)

          N/A

--------------------------------------------------------------------------------
5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) OR 2(e)                                               [ ]

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

 NUMBERS OF             0
   SHARES
BENEFICIALLY      --------------------------------------------------------------
  OWNED BY        8     SHARED VOTING POWER
    EACH
  REPORTING             4,200,000 (See Item 5)
PERSON WITH
                  --------------------------------------------------------------
                  9     SOLE DISPOSITIVE POWER

                        0

                  --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        4,200,000 (See Item 5)

--------------------------------------------------------------------------------
11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  4,200,000 (See Item 5)

--------------------------------------------------------------------------------
12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES (See Instructions)                                  [ ]

--------------------------------------------------------------------------------
13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  4.2% (See Item 5)

--------------------------------------------------------------------------------
14                TYPE OF REPORTING PERSON (See Instructions)

                  PN

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

CUSIP NO. 85569R 104                  13D                    PAGE 11 OF 33 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          SOFI IV Management, L.L.C.

--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (See Instructions)                                          (a)    [X]
                                                                      (b)    [ ]

--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS (See Instructions)

          N/A

--------------------------------------------------------------------------------
5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) OR 2(e)                                               [ ]

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Connecticut

--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

 NUMBERS OF             0
   SHARES
BENEFICIALLY      --------------------------------------------------------------
  OWNED BY        8     SHARED VOTING POWER
    EACH
  REPORTING             4,200,000 (See Item 5)
PERSON WITH
                  --------------------------------------------------------------
                  9     SOLE DISPOSITIVE POWER

                        0

                  --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        4,200,000 (See Item 5)

--------------------------------------------------------------------------------
11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  4,200,000 (See Item 5)

--------------------------------------------------------------------------------
12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES (See Instructions)                                  [ ]

--------------------------------------------------------------------------------
13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  4.2% (See Item 5)

--------------------------------------------------------------------------------
14                TYPE OF REPORTING PERSON (See Instructions)

                  OO

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

CUSIP NO. 85569R 104                  13D

--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Starwood Capital Group, L.L.C.

--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (See Instructions)                                          (a)    [X]
                                                                      (b)    [ ]

--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS (See Instructions)

          N/A

--------------------------------------------------------------------------------
5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) OR 2(e)                                               [ ]

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Connecticut

--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

 NUMBERS OF             8,000
   SHARES
BENEFICIALLY      --------------------------------------------------------------
  OWNED BY        8     SHARED VOTING POWER
    EACH
  REPORTING             4,200,000 (See Item 5)
PERSON WITH
                  --------------------------------------------------------------
                  9     SOLE DISPOSITIVE POWER

                        8,000

                  --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        4,200,000 (See Item 5)

--------------------------------------------------------------------------------
11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  4,208,000 (See Item 5)

--------------------------------------------------------------------------------
12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES (See Instructions)                                  [ ]

--------------------------------------------------------------------------------
13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  4.2% (See Item 5)

--------------------------------------------------------------------------------
14                TYPE OF REPORTING PERSON (See Instructions)

                  OO

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

CUSIP NO. 85569R 104                  13D

--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Barry S. Sternlicht

--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (See Instructions)                                          (a)    [X]
                                                                      (b)    [ ]

--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS (See Instructions)

          OO, PF

--------------------------------------------------------------------------------
5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) OR 2(e)                                               [ ]

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States

--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

 NUMBERS OF             3,164,617
   SHARES
BENEFICIALLY      --------------------------------------------------------------
  OWNED BY        8     SHARED VOTING POWER
    EACH
  REPORTING             4,208,000 (See Item 5)
PERSON WITH
                  --------------------------------------------------------------
                  9     SOLE DISPOSITIVE POWER

                        3,164,617

                  --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        4,208,000 (See Item 5)

--------------------------------------------------------------------------------
11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  7,372,617 (See Item 5)

--------------------------------------------------------------------------------
12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES (See Instructions)                                  [ ]

--------------------------------------------------------------------------------
13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  7.4% (See Item 5)

--------------------------------------------------------------------------------
14                TYPE OF REPORTING PERSON (See Instructions)

                  IN

--------------------------------------------------------------------------------

                        AMENDMENT NO. 17 TO SCHEDULE 13D

This Amendment No. 17 to the Schedule 13D filed on November 29, 1993 (the "Schedule 13D"), as amended on January 13, 1994, February 9, 1994, March 15, 1994, March 22, 1996, September 26, 1996, January 22, 1997, March 18, 1998,
October 14, 1998, June 15, 1999, November 19, 1999, May 29, 2001, November 7,
2001, November 9, 2001, May 21, 2002, May 31, 2002 and on November 21, 2002 is
on behalf of SOFI-IV SMT Holdings, L.L.C., a Delaware limited liability company ("SMT"), Starwood Opportunity Fund IV, L.P., a Delaware limited partnership ("SOFI IV"), SOFI IV Management, L.L.C., a Connecticut limited liability company ("SOFI IV Management"), Starwood Capital Group, L.L.C., a Connecticut limited liability company ("SCG") and Barry S. Sternlicht.

Unless specifically amended and/or restated herein, the disclosure set forth in the Schedule 13D, as amended through Amendment No. 16, shall remain unchanged.

ITEM 1. SECURITY AND ISSUER.

No amendment.

ITEM 2. IDENTITY AND BACKGROUND.

No amendment.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

No amendment.

ITEM 4. PURPOSE OF TRANSACTION.

The information previously furnished in response to Item 4 is hereby amended by adding at the end thereto the following:

SMT distributed 15,885,538 Shares of the Issuer to its sole member, SOFI IV, in a pro rata stock distribution made without consideration. SOFI IV distributed all of the Shares of the Issuer received by it pursuant to the distribution by SMT to the partners of SOFI IV in a pro rata distribution made without consideration. SOFI IV Management distributed all of the Shares of the Issuer received by it pursuant to the distribution by SOFI IV to the members of SOFI IV Management in a pro rata distribution made without consideration. SCG distributed all of the Shares of the Issuer received by it pursuant to the distribution by SOFI IV Management to the members of SCG in a pro rata distribution made without consideration. Subsequent to the distribution by SOFI IV Management, iWood, L.L.C., a limited liability company of which SOFI IV Management is a non-member manager, sold an aggregate of 6,854,080 Shares of the Issuer, as more fully described in Item 6, pursuant to the Purchase Agreement, dated May 13, 2003, among the Issuer, iWood, L.L.C. and Merrill Lynch & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated (the "Underwriters").

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

The information previously furnished in response to Item 5 is hereby amended and restated as follows:

Based on information provided by the Issuer, the total number of Shares outstanding as of May 9, 2003 for purposes of calculating the percentage ownership of Shares for each Reporting Person equaled 99,213,938.

(a) Aggregate Number and Percentage of the Class of Securities Identified Pursuant to Item 1 Beneficially Owned by Each Person Named in Item 2:

As of May 16, 2003, SMT beneficially owned approximately 4.2% of the issued and outstanding Shares, or 4,200,000 Shares.

As of May 16, 2003, SOFI IV may be deemed to have beneficially owned approximately 4.2% of the issued and outstanding Shares, or 4,200,000 Shares, by virtue of being the sole member and manager of SMT. This Reporting Person disclaims beneficial ownership of these securities except to the extent of its pecuniary interest therein.

As of May 16, 2003, SOFI IV Management may be deemed to have beneficially owned approximately 4.2% of the issued and outstanding Shares, or 4,200,000 Shares, by virtue of being the general partner of SOFI IV, which is the sole member and manager of SMT. This Reporting Person disclaims beneficial ownership of these securities except to the extent of its pecuniary interest therein.

As of May 16, 2003, SCG may be deemed to have beneficially owned approximately 4.2% of the issued and outstanding Shares, or 4,208,000 Shares (which includes 8,000 Shares directly owned by this Reporting Person) by virtue of being a general manager of SOFI IV Management, which is the general partner of SOFI IV, which is the sole member and manager of SMT. This Reporting Person disclaims beneficial ownership of these securities except to the extent of its pecuniary interest therein.

As of May 16, 2003, Barry S. Sternlicht may be deemed to have beneficially owned approximately 4.2% of the issued and outstanding Shares, or 4,208,000 Shares (which excludes the number of Shares personally owned by Mr. Sternlicht as indicated below), by virtue of his control of SCG, which is the general manager of SOFI IV Management, which is the general partner of SOFI IV, which is the sole member and manager of SMT. This Reporting Person disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein. Mr. Sternlicht also personally owns, either directly or through a family foundation, an additional 3,164,617 Shares, or approximately 3.2% of the issued and outstanding Shares.

(b) Number of Shares as to Which There is Sole Power to Vote or to Direct the Vote, Shared Power to Vote or to Direct the Vote, and Sole or Shared Power to Dispose or to Direct the Disposition:

As of May 16, 2003:

SMT has the sole power to vote and dispose of 4,200,000 Shares. SMT does not share the power to vote or dispose of any Shares.

By virtue of being the sole member and manager of SMT, SOFI IV shares the power to vote and dispose of 4,200,000 Shares. SOFI IV does not have the sole power to vote or dispose of any Shares.

By virtue of being a general partner of SOFI IV, which is the sole member and manager of SMT, SOFI IV Management shares the power to vote and dispose of 4,200,000 Shares. SOFI IV Management does not have the sole power to vote or dispose of any Shares.

By virtue of being a general manager of SOFI IV Management, which is the general partner of SOFI IV, which is the sole member and manager of SMT, SCG shares the power to vote and dispose of 4,200,000 Shares. SCG has the sole power to vote or dispose of 8,000 Shares.

By virtue of being the general manager of SCG (which is the general manager of SOFI IV Management, which is the general partner of SOFI IV, which is the general manager of SMT), Barry S. Sternlicht shares the power to vote and dispose of 4,208,000 Shares. Mr. Sternlicht has the sole power to vote or dispose of 3,164,617 Shares held personally by him either directly or through a family foundation.

(c) Except as specified in Item 4 or Item 5, or as previously reported in the
Schedule 13D, no Reporting Person has effected any transactions in Shares during the 60 day period preceding May 16, 2003.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Purchase Agreement dated May 13, 2003 (as incorporated by reference to
Exhibit 1.1 to the Current Report on Form 8-K filed by the Issuer on May 15, 2003 (SEC File No. 001-15371), among the Issuer, iWood, L.L.C., as the Selling Stockholder, and Merrill Lynch & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated (the "Underwriters"), includes customary terms and conditions regarding the sale of securities by the Selling Stockholder in a firm commitment underwritten offering. The transactions contemplated by the Purchase Agreement were consummated on May 16, 2003.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.      Description
-----------      -----------
1                Joint Filing Agreement, dated as of May 19, 2003, by and among the
                 Reporting Persons.

2                Purchase Agreement, dated May 16, 2003, among the Issuer, iWood, L.L.C., as the Selling Stockholder, and Merrill Lynch & Co. and Merrill Lynch, Pierce,
                 Fenner & Smith Incorporated (the "Underwriters") (as incorporated by reference to Exhibit 1.1 to Current Report on Form 8-K filed by the Issuer on May 15, 2003 (SEC File No. 001-15371)).

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of May 19, 2003.             SOFI-IV SMT HOLDINGS, L.L.C.

                                      By:     Starwood Opportunity Fund IV, L.P.
                                      Its:    Sole Member and Manager

                                      By:     SOFI IV Management, L.L.C.
                                      Its:    General Partner

                                      By:     Starwood Capital Group, L.L.C.
                                      Its:    General Manager

                                      By:     /s/ Jerome C. Silvey
                                              ----------------------------------
                                      Name:   Jerome C. Silvey
                                      Its:    Executive Vice President and Chief
                                              Financial Officer

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of May 19, 2003.             STARWOOD OPPORTUNITY FUND IV,  L.P.

                                      By:     SOFI IV Management, L.L.C.
                                      Its:    General Partner

                                      By:     Starwood Capital Group, L.L.C.
                                      Its:    General Manager

                                      By:     /s/ Jerome C. Silvey
                                              ----------------------------------
                                      Name:   Jerome C. Silvey
                                      Its:    Executive Vice President and Chief
                                              Financial Officer

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of May 19, 2003.             SOFI IV MANAGEMENT, L.L.C.

                                      By:     Starwood Capital Group, L.L.C.
                                      Its:    General Manager


                                      By:     /s/ Jerome C. Silvey
                                              ----------------------------------
                                      Name:   Jerome C. Silvey
                                      Its:    Executive Vice President and Chief
                                              Financial Officer

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of May 19, 2003.             STARWOOD CAPITAL GROUP, L.L.C.


                                      By:     /s/ Jerome C. Silvey
                                              ----------------------------------
                                      Name:   Jerome C. Silvey
                                      Its:    Executive Vice President and Chief
                                              Financial Officer

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of May 19, 2003.

                                      By:     /s/ Barry S. Sternlicht
                                              ----------------------------------
                                      Name:   Barry S. Sternlicht